Exhibit 12.1

ViaSat, Inc.

Computation of Ratio of Earnings to Fixed Charges

								Pro forma(1)
	Fiscal year ended					Six months ended		Fiscal year ended	Six months ended
(in thousands, except for ratios)	Mar. 28, 2008	Apr. 3, 2009	Apr. 2, 2010	Apr. 1, 2011	Mar. 30, 2012	Sep. 30, 2011	Sep. 28, 2012	Mar. 30, 2012	Sep. 28, 2012
Computation of earnings:
Income (loss) attributable to ViaSat, Inc. before income tax expense (benefit)	$47,034	$45,125	$36,574	$36,113	$(6,155)	$6,056	$(37,679)	$(4,688)	$(34,805)
Fixed charges, as calculated below	1,373	1,509	17,314	32,822	35,719	16,241	25,490	29,604	22,433
Amortization of capitalized interest	—	—	—	55	1,768	467	2,436	1,768	2,436
Capitalized interest	—	—	(8,800)	(28,300)	(25,900)	(15,300)	(1,600)	(21,252)	(1,417)

Total earnings	$48,407	$46,634	$45,088	$40,690	$5,432	$7,464	$(11,353)	$5,432	$(11,353)

Fixed charges:
Interest expense including amortization of debt discount and debt issuance costs	557	509	7,354	3,154	8,307	211	23,099	6,840	20,225
Capitalized interest	—	—	8,800	28,300	25,900	15,300	1,600	21,252	1,417
Estimated interest within rental expense	816	1,000	1,160	1,368	1,512	730	791	1,512	791

Total fixed charges	$1,373	$1,509	$17,314	$32,822	$35,719	$16,241	$25,490	$29,604	$22,433

Ratio of earnings to fixed charges(2)	35.26	30.90	2.60	1.24	—	—	—	—	—

(1)	Gives pro forma effect to the issuance of $300.0 million in aggregate principal amount of new 6.875% Senior Notes due 2020 and the repurchase and redemption of all of ViaSat, Inc.’s 8.875% Senior Notes due 2016.

(2)	Due to the loss attributable to ViaSat, Inc. before income tax benefit for the fiscal year ended March 30, 2012, the ratio of earnings to fixed charges was less than 1.00. Additional earnings of $30.3 million would have been required to achieve a ratio of 1:1. Due to income attributable to ViaSat, Inc. before income tax benefit being inadequate to cover fixed charges for the six months ended September 30, 2011, the ratio of earnings to fixed charges was less than 1.00. Additional earnings of $8.8 million would have been required to achieve a ratio of 1:1. Due to the loss attributable to ViaSat, Inc. before income tax benefit for the six months ended September 28, 2012, the ratio of earnings to fixed charges was less than 1.00. Additional earnings of $36.8 million would have been required to achieve a ratio of 1:1. On a pro forma basis, after giving effect to the issuance of $300.0 million in aggregate principal amount of new 6.875% Senior Notes due 2020 and the repurchase and redemption of all of ViaSat, Inc.’s 8.875% Senior Notes due 2016, for the fiscal year ended March 30, 2012 and the six months ended September 28, 2012, the ratio of earnings to fixed charges would have been less than 1.00, and additional earnings of $24.2 million and $33.8 million would have been required to achieve a ratio of 1:1 for the fiscal year ended March 30, 2012 and the six months ended September 28, 2012, respectively.